UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2026

Bradley Nagel
Chief Financial Officer
Electromed, Inc.
500 Sixth Avenue NW
New Prague, MN 56071

Re: Electromed, Inc.
Form 10-K For the Fiscal Year Ended June 30, 2025
Filed August 26, 2025
File No. 001-34839

Dear Bradley Nagel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services